VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102

OF

TAHOE RESOURCES INC.
(the “Company”)

The Company reports that the following matters were voted upon by the Shareholders of the Company at the annual meeting of the Company held on May 2, 2011:

1.

The seven nominees set forth in the Company’s management information circular dated March 3, 2011 were elected as directors of the Company by a vote cast by a ballot. The Company’s shareholders present in person or represented by proxy at the meeting voted as follows:

Nominees	Number of Shares in Favour	Percentage of Votes Cast
A. Dan Rovig	120,789,054	99.97%
C. Kevin McArthur	120,682,994	99.88%
Lorne B. Anderson	111,583,785	92.35%
Paul B. Sweeney	111,313,685	92.13%
James S. Voorhees	120,789,054	99.97%
John P. Bell	120,761,704	99.95%
Kenneth F. Williamson	111,609,135	92.37%

2.	KPMG LLP, Chartered Accountants, was appointed as auditor of the Company; and

3.

Shareholders approved a resolution to ratify and confirm the adoption of a shareholder rights plan, with 119,434,783 shares (98.85%) voted in favour of the resolution and 1,387,048 shares (1.15%) voted against the resolution. Excluding Goldcorp Inc. and its associates, affiliates and insiders, 61,296,591 shares (97.79%) were voted in favour of the resolution and 1,387,048 shares (2.21%) voted against the resolution.